
December 31, 2013

Via E-mail
Mr. Brian S. Block
Executive Vice President and Chief Financial Officer
American Realty Capital- Retail Centers of America, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

> **Re:** **American Realty Capital – Retail Centers of America, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 12, 2013**
> **File No. 333-169355**

Dear Mr. Block:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Note 12- Share-Based Compensation, page F-22

1. As it appears that your awards include vesting provisions based upon achieving performance objectives, please tell us how the Company considers the probability of vesting when determining the compensation cost to be recognized at each reporting period.

2. Please tell us and disclose in future filings the total compensation cost related to nonvested awards not yet recognized and the weighted average period over which total compensation costs is expected to be recognized. Reference is made to ASC Topic 718-10-50-2-(i).

Exhibit 31.2 and Exhibit 32

3.   Please amend your filing to include certifications that makes reference to the appropriate form.

Form 10-Q for the period ended September 30, 2013

Funds from Operations and Modified Funds from Operations, page 36

4.   We note you have labeled your debt extinguishment expenses as non-recurring in your reconciliation of FFO and MFFO to Net loss.   Please provide to us management's justification for labeling these costs as non-recurring. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel